Mail Stop 4561

					March 6, 2006



Robert E. Cauley
Secretary
Opteum Inc.
3305 Flamingo Drive
Vero Beach, FL  32963

Re:	Opteum Inc.
	Preliminary Proxy Statement
	Filed February 21, 2006
	File No. 01-32171

Dear Mr. Cauley:

      This is to advise you that we have conducted only a limited review of your preliminary proxy statement. Based on that limited review, we have the following comments.

General

1. Your disclosure in Proposal 3 indicates that by approving the conversion of 1,223,208 shares of the Company`s Class A Redeemable Preferred Stock into shares of Class A Common Stock on a one-for-one basis, shareholders are also approving the potential issuance of shares of Class A Common Stock in lieu of any shares of Class B Redeemable Preferred Stock in connection with the acquisition of
Opteum Financial Services, LLC.   In accordance with Rule 14a-
4(a)(3), please unbundle these provisions to provide shareholders the
opportunity to vote on each of these matters separately.  For further
guidance, please see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone
Interpretations (September 2004).   Please ensure that consistent
revisions are made elsewhere in the proxy statement and on the proxy card.

2. We note that you intend to convert 1,223,208 shares of your
Class
A Redeemable Preferred Stock into Class A Common Stock.  Please tell
us the exemption from registration on which you intend to rely and provide us with an analysis that supports your reliance on the exemption.
*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3694.

      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Robert King (via facsimile)
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